19006488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

E.B.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIANT TRADING INSTITUTIONAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NE MIZNER BLVD SUITE 730
(No. and Street)

BOCA RATON	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLES, HEYN, & COMPANY
(Name – *if individual, state last, first, middle name*)

120 S OLIVE STE 501	WEST PALM BEACH	FL	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, JEFFERY L WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIANT TRADING INSTITUTIONAL GROUP, INC, as of DECEMBER 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Alissa Jacobs
My Commission GG 262853
Expires 10/15/2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VARIANT TRADING INSTITUTIONAL GROUP, INC.

TABLE OF CONTENTS

SOLES, HEYN & COMPANY
Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Variant Trading International Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Variant Trading International Group, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The required supplemental information on Schedules I and II have been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the required supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Variant Trading International Group, Inc.'s auditor since 2014.

Soles, Heyn & Company, LLP

West Palm Beach, Florida

February 27, 2019

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 76,275
Cash on deposit with clearing organization	150,765
Receivable from clearing organization	3,123
Prepaid expenses and other current assets	16,557
TOTAL CURRENT ASSETS	246,720
FURNITURE AND OFFICE EQUIPMENT, net	1,447
DEFERRED TAX ASSET	62,200
OTHER ASSETS	17,000
TOTAL	$ 327,367

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 85,824
STOCKHOLDER'S EQUITY:	
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding	-
Additional paid in capital	1,747,075
Deficit	(1,505,532)
TOTAL STOCKHOLDER'S EQUITY	241,543
TOTAL	$ 327,367

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Commissions	$	486,384
Research sales		251,458
Affiliate Cost Sharing		43,263
Interest		586
TOTAL REVENUES		781,691
EXPENSES:		
Compensation, commissions, and benefits		460,999
Quotations and research		108,471
Floor brokerage and other clearance fees		98,723
Professional services		94,464
Occupancy		84,446
Telephone		43,124
Exchange fees		40,131
General and administrative		38,229
Licenses and registration		7,860
Insurance		5,659
Depreciation		1,721
TOTAL EXPENSES		983,827
LOSS BEFORE TAXES		(202,136)
INCOME TAX BENEFIT		-
NET LOSS	$	(202,136)

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCES, January 1, 2018	$ -	$ 1,642,075	$ (1,303,396)	$ 338,679
Capital contribution	-	105,000	-	105,000
Net loss for the year ended December 31, 2018	-	-	(202,136)	(202,136)
BALANCES, December 31, 2018	$ -	$ 1,747,075	$ (1,505,532)	$ 241,543

The accompanying notes should be read with these financial statements.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (202,136)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	1,721
Changes in certain assets and liabilities:	
Cash on deposit with clearing organization	(586)
Receivable from clearing organization	15,224
Prepaid expenses and other current assets	(4,551)
Accounts payable and accrued expenses	(327,974)
NET CASH USED IN OPERATING ACTIVITIES	(518,302)
CASH FLOWS FROM FINANCING ACTIVITY:	
Capital contribution	105,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(413,302)
CASH AND CASH EQUIVALENTS, Beginning of year	489,577
CASH AND CASH EQUIVALENTS, End of year	$ 76,275
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$ -
Cash paid for interest expense	$ -

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation
Variant Trading Institutional Group, Inc. (the "Company") was incorporated in the State of Florida on December 23, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges, the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer and manages its customer accounts through Hilltop Securities, Inc. ("Hilltop"), on a fully disclosed basis. Hilltop provides service, handles the Company's customers' funds, hold securities, and remit monthly activity statements to the customers on behalf of the Company. Through July 1, 2018, the Company had also provided a news/research service to its customers

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash on Deposit with Clearing Organizations
Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Receivable From Clearing Organization
Receivable from clearing organization represents amounts owed to the Company from the clearing broker for commissions earned by the Company. Management of the Company has determined that an allowance for doubtful accounts is not necessary as the receivable from the clearing organization is typically collected subsequent to month end.

Furniture and Office Equipment
Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments
Cash, receivable from clearing organization, prepaid expenses, and accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued comprehensive new revenue recognition guidance, ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to clients in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statement of operations.

On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. The Company adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined the there was no material impact to the Company's recognition of revenue upon adoption of the Topic 606.

Commissions

The Company buys and sells securities on behalf of its customers. East time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research Sales

The Company provided to current institutional customers various research results and other news items of interest. Typically these revenues are recognized through increased order flow from the institutional customers through typical commission revenue. For some customers, the Company will receive a direct payment from the customer for utilization of the research/news fee. The Company has no control on the amount of revenue to be received or the timing of the receipt of such revenue. Accordingly, research sales revenue received as a direct payment from a customer is recognized upon receipt. On July 1, 2018, The Company ceased providing this service.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as the net income for the period presented herein.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company is no longer subject to examinations for years prior to 2015. There are no open Federal or State tax years under audit.

Uncertain Tax Positions
The Company has adopted FASB Accounting Standards Codification ("ASB") 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements.

Management Review of Subsequent Events
The Company has evaluated subsequent events through February 27, 2019, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2018 requiring disclosure.

NOTE 2. RECENT ACCOUNTING PRONOUCMENTS

In February 2016, the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and will be applied using a modified retrospective transition method as of January 2019. The new lease standard is not expected to have a significant effect on the Company's financial statements as a result of the Company's operating lease, as disclosed in Note 7 that will be reported on the balance sheet at adoption. Upon adoption, the Company will recognize a lease liability and corresponding right -to-use asset based on the present value of the minimum lease payments. The effect of applying the new lease guidance is expected to increase both assets and liabilities with no impact on stockholder's equity or net capital. The effects on the results of operations are not expected to be significant, prospectively.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $144,339, which was $138,617 in excess of its required net capital of $5,722. The Company had a ratio of aggregate indebtedness to net capital of .5946 to 1, based on aggregate indebtedness of $85,824 as of December 31, 2018.

NOTE 4. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2018:

Computer and other office equipment	$ 62,244
Furniture and fixtures	2,653
	64,897
Less: Accumulated depreciation	63,450
Furniture and office equipment, net	$ 1,447

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of December 31, 2018:

Accounts payable	$ 12,870
Accrued expenses	15,141
Commissions payable	57,813
Accounts payable and accrued expenses	$ 85,824

NOTE 6. INCOME TAXES

The Company has a consolidated net operating loss carryforward of approximately $291,500 for federal and state income tax purposes at December 31, 2018, which can be carried forward to offset future taxable income. During the year ended December 31, 2018, the Company utilized approximately $98,500 of previous net operating loss carryovers to offset the consolidated net taxable income. The Company's federal and state net operating losses will begin to expire in 2030.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences and/or carryforward losses become deductible, and the ability of the Company to claim the net operating losses in accordance with applicable tax laws.

The net changes in the deferred tax asset and valuation allowance as of December 31, 2018 are as follows:

Currently payable	$ -
Deferred tax provision	35,300
Increase in deferred tax valuation allowance	(35,300)
Income tax benefit	$ -
Deferred tax asset	$ 109,700
Deferred tax valuation allowance	(47,500)
Deferred tax asset, net	$ 62,200

NOTE 7. COMMITMENTS AND CONTINGENCIES

Office Lease

The Company currently leases office space for its primary office under a lease agreement expiring on June 30, 2020. Rent expense for the year ended December 31, 2018 was $84,446.

Future minimum lease payments on the non-cancellable lease at December 31, 2018 are $83,433 and $22,884 for the year ended December 31, 2019 and 2020 respectively.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Concentrations

During the year ended December 31, 2018, the Company had the following customers that accounted for revenue in excess of 10% of the Company's total revenue and commission revenue as follows:

	% of total revenue	% of commission revenue
Customer A	28%	45%
Customer B	12%	19%
Customer C	-	14%

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, and settlement, of various securities transactions through the Company's clearing agreement with Hilltop. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through Hilltop, may extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company, through Hilltop, executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Hilltop monitors required margin levels daily and, pursuant to such guidelines, will notify the Company in the event of the failure of the customer to deliver cash or securities as needed.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies their clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

TOTAL STOCKHOLDER'S EQUITY		$ 241,543
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses and other current assets	$ 16,557	
Furniture and office equipment, net	1,447	
Deferred tax asset	62,200	
Other assets	17,000	97,204
Net capital before haircuts on securities positions		144,339
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]:		
Common stock		-
NET CAPITAL		$ 144,339
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 85,824
TOTAL AGGREGATE INDEBTEDNESS		$ 85,824
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Required net capital at 6-2/3% of aggregate indebtedness		5,722
Required net capital (greater of the two)		5,722
Net capital		144,339
EXCESS NET CAPITAL		$ 138,617
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.5946

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of from X-17A-5 as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm

VARIANT TRADING INSTITUTIONAL GROUP, INC.
SCHEDULE II
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of SEC Rule 15c3-3.

SOLES, HEYN & COMPANY
Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Variant Trading Institutional Group, Inc.

We have reviewed management's statements, included in the accompanying Variant Trading Institutional Group, Inc. Exemption Report, in which (1) Variant Trading Institutional Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Soles, Heyn & Company, LLP

West Palm Beach, FL

February 27, 2019

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA www.SolesHeynCPA.com Member FICPA

February 27, 2019

To Whom It May Concern:

VARIANT TRADING INSTITUTIONAL GROUP, INC.'S EXEMPTION REPORT

Variant Trading Institutional, Group, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii);

2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Jeffrey Weiner, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey Weiner, President
Variant Trading Institutional Group, Inc.

SOLES, HEYN & COMPANY
Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Variant Trading Institutional Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Variant Trading Institutional Group, Inc. (the "Company") and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Soles, Heyn & Company, LLP

West Palm Beach, Florida

February 27, 2019

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA www.SolesHeynCPA.com Member FICPA

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65809 FINRA DEC
VARIANT TRADING INSTITUTIONAL GROUP, INC
225 NE MIZNER BLVD STE 730
BOCA RATON, FL 33432-4080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $1,021

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )
July 24, 2018
Date Paid

C. Less prior overpayment applied (614)

D. Assessment balance due or (overpayment) 407

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $407

G. **PAYMENT: √ the box**
***Check mailed to P.O. Box* ☑ *Funds Wired* ☐ ACH ☐**
Total (must be same as F above) $407

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Variant Trading Inst. Grp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 25 day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$781,691
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	100,704
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	100,704
2d. SIPC Net Operating Revenues	$680,987
2e. General Assessment @ .0015	$1,021
	(to page 1, line 2.A.)